                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

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                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                BENTHOS, INC.
--------------------------------------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


            Massachusetts                            04-2381876
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(State or Other Jurisdiction of                   (I.R.S. Employer
 Incorporation or Organization)                    Identification No.)


49 Edgerton Drive, Falmouth, Massachusetts                     02556
--------------------------------------------        ---------------------------
(Address of Principal Executive Offices)                     (Zip Code)


                             508-563-1000
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               (Issuer's Telephone Number, Including Area Code)


     Securities to be registered under Section 12(b) of the Act:


                              Name of Each Exchange on
     Title of Each Class      Which Each Class is to be
     to be so Registered      Registered

            None

          Securities to be registered under Section 12(g) of the Act:

                        Common Stock, $.0667 par value

ITEM 1.  DESCRIPTION OF BUSINESS

     Benthos, Inc. (the "Company") was founded in 1962 to act as a supplier of oceanographic products. It was incorporated as a Massachusetts corporation in 1965. Over the last 34 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Container Inspection Systems Division.

     During the last three years, the Company has been going through a period of marketing and product transition. From 1962 to 1993 the Company's sales were primarily in the Undersea Systems Division, predominantly to educational, governmental and research institutions. During 1994 and 1995, the sales in these markets declined as government funding for these institutions was reduced primarily as a result of a decrease in governmental expenditures for military and scientific purposes. During the same period, the sales of the Container Inspection Systems Division increased by 67.6%, from $3,071,000 in fiscal 1994 to $5,146,000 in the first nine months of fiscal 1996. Recent growth in the Container Inspection Systems Division has been spurred in large part by the sale of equipment to the North American brewery industry. See Item 2, "Management's Discussion and Analysis" herein.

     The Company's wholly-owned subsidiary, Benthos International, Inc. acts as a foreign sales corporation (FSC) for the Company's foreign sales. It has no substantial assets, liabilities or income.

Undersea Systems Division

     The Company's Undersea Systems Division designs, develops, manufactures and sells products and services used in oceanographic and undersea environments.
The markets for these products include the oceanographic research community (research institutions, universities, government agencies and similar organizations). Certain products are also sold to the oil industry (for offshore oil and gas exploration) and the nuclear power industry. The product range includes acoustic transponders used for location marking and navigation, acoustic release devices used for recovering instrumentation packages from the depths of the ocean, imaging systems (including video, 35mm and digital still cameras), hydrophones used for geophysical exploration and sound detection, remotely operated vehicles for inspection and light work tasks and glass flotation products used to house instruments and to provide buoyancy. The Company's undersea products are generally marketed under the trade name "Benthos."

Container Inspection Systems Division

     The Company's Container Inspection Systems Division designs, develops, manufactures and sells systems used to inspect the integrity of containers in the food, pharmaceutical and beverage industries. The customers for these systems include manufacturers of food, beverages and pharmaceuticals packaged in bottles, cans, glass jars, plastic containers and assorted vacuum packages with metal and plastic caps. These systems are marketed

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

under the trade name "TapTone." TapTone systems integrate various sensor technologies with digital signal processing techniques in order to inspect containers for leakage, seal integrity, low or high pressure, and similar packaging defects. TapTone systems may be used on-line as continuous inspection systems that operate at production speeds or as off-line inspection systems to periodically validate package integrity.

1.   Principal Products

Undersea Systems

     The Company's undersea products are divided into five distinct product groups as follows:

     a.   Acoustics

     The Acoustics product group includes transponders, acoustic releases and companion deck control systems. Transponders are used to transmit and receive acoustic signals underwater for the purposes of determining location, navigation, or sending and receiving data. These products are used for scientific research, salvage and ship positioning operations. Both expendable and recoverable products are manufactured. The transponder line includes low cost versions that transmit a limited signal selection in response to a command received, as well as more sophisticated versions that can be programmed to transmit a wide variety of functions in response to received commands. Transponders are monitored by and communicate with companion deck units which are typically located on board a ship.

     Acoustic releases are sound-operated devices that will anchor underwater products in place and will release those products, allowing them to float to the surface, in response to an acoustic command signal transmitted from the surface. The acoustic release product line includes both deep water (up to 12,000 meters), heavy duty releases as well as recently introduced shallow water (up to 600 meters), light duty, low cost releases. Releases may be operated with companion deck control units.

     b.   Hydrophones

     Hydrophones are underwater sensors designed to produce an output signal in response to an acoustic pressure signal. They can be thought of as underwater microphones. The Company's hydrophone products are typically used in the offshore oil and gas exploration industry, where they listen to acoustic sound waves generated by the reflections of an acoustic signal as it bounces off of the various geological layers beneath the ocean floor. These data are used to generate information about the geological structure beneath the ocean as a means of locating promising oil and gas exploration sites. The Company's hydrophone product line is also used in military applications to listen for and detect submarines and other vessels under and on

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

the surface of the ocean. Hydrophones may also be sold to research institutions for various applications such as listening to marine animals.

     The Company's hydrophone product line includes sophisticated versions that offer high sensitivity and can operate at great depth without significant variation in response, as well as low cost hydrophones for the seismic research industry that are produced in high production volumes. The Company's hydrophone products may be used with companion amplifiers that convert the electrical signals to usable formats and they may be integrated into arrays, which are groupings of hydrophones assembled together in long tubes for the purpose of added acoustic sensitivity and for listening to acoustic signals over a long distance.

     c.   Imaging

     The imaging product group consists of a line of cameras that are packaged in enclosures that allow them to operate at varying depths underwater. The Company's capabilities include still cameras (typically 35 mm), video cameras, and recently introduced digital still cameras that can capture an image comprised of digital data for transmission to the surface and subsequent processing by software. The Company also sells companion underwater camera flashes.

     The Company's imaging products are used in research to photograph underwater wildlife and geological formations. Imaging products are also used in the commercial market to photograph underwater structures, such as oil rigs and shipwrecks, for the purposes of inspection. Imaging products are also employed in military applications to remotely inspect underwater objects such as mines.

     d.   Remotely Operated Vehicles (ROVs)

     ROVs are unmanned underwater vehicles that are controlled from the surface by a skilled operator. The Company's ROV product line includes a number of specialized designs that are aimed at specific markets. These markets include the research sector, where ROVs may be used as a camera delivery system for visual documentation and inspection. ROVs are also sold to the nuclear power industry, where they are used to perform inspections and light work tasks in radioactive cooling water pools, and to the military sector, where they may be used for remote inspection and to retrieve or deliver objects. The Company's ROV products are also used for sewer and pipeline inspection. ROV systems are occasionally used by the entertainment industry.

     e.   Glass Flotation

     The Company manufactures a line of glass spheres that are used to provide buoyancy to underwater products and systems and

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

may be used to house underwater instruments and electronics, such as transponders. Glass spheres are offered in three sizes depending on the individual requirements of buoyancy and/or housing size. The Company also customizes its glass spheres for individual customer requirements by providing various penetrations, machined surfaces and electrical connectors. The Company pressure tests all of its glass sphere products in order to insure successful operation at desired depths. Glass spheres are normally provided with companion plastic "hard hats" that allow for protection of the glass from breakage and for safe transport.

Container Inspection Systems

     The Company's container inspection systems are used to inspect bottles, cans and similar packages for a variety of defects. The TapTone product line includes the following:

     a.   TapTone II Pressure/Vacuum Discriminator

     TapTone II uses acoustic technology to test for acceptable levels of pressure or vacuum in containers that have metal closures and/or are metallic themselves (such as beverage cans, glass bottles with metal crowns, and conventional steel cans). These data are used to determine if the tested package meets preset quality acceptance criteria. TapTone II is used for a variety of food processing and beverage applications and its principal market is the brewing and beverage industry. The TapTone II system is an on-line, high speed inspection system designed to test 100% of produced products and to reject containers that are determined to be defective. A typical TapTone II system consists of a sensor assembly, an electronic control and display unit, and a rejector for removing defective containers from the production line. TapTone II is also available in a case configuration which incorporates multiple sensors for testing products that have been packaged in sealed cases.

     b.   Tracker

     The Tracker system uses a proximity sensor to measure the deflection of the metal lid on a container. These data are used to determine if the container meets preset quality acceptance criteria based upon lid deflection and its correlation with the pressure or vacuum inside the container. Tracker systems are normally used on beverage cans and conventional steel cans. Tracker systems are on-line, high speed inspection systems designed to test 100% of produced product, rejecting containers that are determined to be defective. A typical Tracker system consists of a sensor assembly, an electronic control and display unit, and a rejector for removing defective containers from the production line. Tracker systems are also available in a case configuration that incorporates multiple proximity sensors for testing products that have been packaged in sealed cases.

     c.   Turbo Tracker

     The Turbo Tracker uses digital signal processing to enhance the accuracy and performance of the Tracker system, allowing the system to test a wider variety of containers. The Turbo Tracker system is also available in a case configuration.

     d.   Laser Tracker

     The Laser Tracker system is similar to the Tracker system except that it uses a laser beam to measure closure deflection on a container with a non-metallic lid or closure. These data are correlated with pressure inside the container and are used to determine container quality based upon preset criteria.

     e.   Squeezer System

     The Squeezer system mechanically deforms a resilient container with a preset force. These data are used to determine if the container is leaking based upon preset criteria. Squeezer systems are typically used on squeezable packages, such as plastic bottles, jugs, and pouches.

2.   Distribution and Marketing Methods

     The Undersea Systems Division and the Container Inspection Systems Division market their products through an international network of independent sales representatives and distributors. Sales representatives and distributors are located in North America, South America, Europe, the Far East, Africa and Australia. Domestic and international customers may also order the Company's products directly from its headquarters in Massachusetts. Both divisions of the Company participate in a number of trade shows and exhibitions around the world. The Company also maintains an internal staff of trained sales and marketing personnel with experience and expertise in the markets served by the Company.

3.   New Products

     The Company continually invests in new product development. Since October 1993, the Undersea Systems Division has introduced a digital still camera, a shallow water acoustic release, and a low cost Reduced Diameter Array ("RDA") seismic hydrophone. During that period, the Container Inspection Systems Division introduced the Turbo Tracker and the Laser Tracker.

4.   Competition

     Undersea Systems Division

     The Company competes with a variety of larger and smaller companies in each of its product sectors. The Company's policy is to compete based upon technical superiority and quality. In some product categories, such as glass flotation, the Company believes that it has a majority share of the market. In the hydrophone and ROV product groups, the Company has a minority market share and competes with larger companies, such as Teledyne, that have significantly more resources than the Company. In the acoustics and imaging product groups, the Company competes with a variety of domestic and foreign competitors that are generally of the same approximate size as the Company.

     Container Inspection Systems Division

     The majority of the competition for the Container Inspection Systems Division is European-based. In general, these competitors are larger and offer a broader product range than the Company. There are also three significant domestic competitors, two of which are larger companies similar in size and product breadth to the European competitors. The Company believes that it does not have any significant competition in the market for leak detection in glass bottles with metal caps. The Company's policy is to compete by offering technically advanced, innovative products that feature better performance than those offered by competitors.

5.   Sources and Availability of Raw Materials

     The products of both divisions generally utilize mechanical and electrical components that are readily available from a wide variety of domestic and foreign vendors. In certain cases, the Company produces components internally, utilizing its labor force and machine shop capability. Some components are specially designed for specific products and are purchased from a single vendor. A ceramic component that is used in the seismic hydrophone product is purchased from a single vendor, although the Company believes that there are other vendors that possess the capability to provide a replacement component. The Company's glass flotation products are also purchased from a single vendor, Motorola Corp., although similar products could be obtained from other vendors. The Company has not experienced any problems with the supply of its raw materials and it believes that its sources of supply are adequate for its present and future requirements.

6.   Dependence on Major Customers.

     Although the Company has a number of major customers, during the first nine months of fiscal 1996, no one customer represented more than 10% of the Company's total revenue. During the first nine months of fiscal 1996, sales to the Miller Brewing Company represented approximately 9% of the Company's sales and approximately 15% of the sales of the Container Inspection Systems Division. The Company does not have a written purchase agreement with Miller Brewing Company, other than a purchase order.

7.   Patents, Trademarks and Other Agreements

     The Company possesses several patents pertaining to the design and manufacture of its products. Several names utilized by the Company are also trademarked. It is the Company's policy to seek patent protection on products and designs that it considers important to its future. However, the Company believes that quality and technical superiority, rather than patent protection, are the most important criteria for its future success.

     The Company does not license any of its patents or designs to others at this time. The Company is currently a licensee under a non-exclusive license pertaining to the design of its seismic hydrophone product from The Penn State Research Foundation.

8.   Government Approvals and Contracts

     There are no government approvals required for any of the products currently manufactured by the Company. Certain products of the Undersea Systems Division cannot be sold to certain countries under U.S. export controls. The Company does not anticipate that these export restrictions will be removed in the near future.

     During the first nine months of fiscal 1996, approximately 10% of the sales of the Undersea Systems Division were derived from military procurement contracts, particularly contracts with the U.S. Navy. Accordingly, these revenues will continue to be subject to the risks of changes in government appropriations and changes in national defense policies and priorities. There can be no assurance that the U.S. Navy will continue to purchase the Company's products.

9.   Effect of Government Regulations

     The Company is not aware of any government regulations or pending legislation that would affect the future sale of its products.

10.  Research and Development

     The Company maintains an internal staff of engineers and external consultants with experience and expertise in the technologies it utilizes. The majority of research and development programs are internally funded. Research and development expenditures were $914,000 and $598,000, for the fiscal years ended September 30, 1994 and 1995, respectively; and $431,000 and $441,000, for the nine months ended July 2, 1995 and June 30, 1996, respectively. In addition, the Company has an ongoing technical consulting agreement with William D. McElroy, an expert in undersea acoutics.

11.   Environmental Protection Regulations

     The Company believes that its compliance with current federal, state, and local environmental regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

12.  Employees

     As of June 30, 1996, the Company employed 63 full-time individuals, 13 of whom were engaged in research and development, 26 in manufacturing and 24 in sales, marketing and administrative positions. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

     Overview

     The Company was founded in 1962 to act as a supplier of oceanographic products. Over the last 34 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Container Inspection Systems Division. The Container Inspection Systems Division was formed in 1971 using aspects of acoustic technology (originally developed for oceanographic products) and applied to the testing of cans and bottles.

     During the last three years, the Company has been going through a period of marketing and product transition. From 1962 to 1993 the Company's sales were primarily in the Undersea Systems Division, predominantly to educational, governmental and research institutions. During fiscal 1994 and 1995, the sales in these markets declined as government funding for these institutions was reduced primarily as a result of a decrease in governmental expenditures for military and scientific purposes. During the same period, the sales of the Container Inspection Systems Division increased by 67.6%, from $3,071,000 in fiscal 1994 to $5,146,000 during the first nine months of fiscal 1996. Recent growth in the Container Inspection Systems Division has been spurred in large part by the sale of equipment to the North American brewery industry.

Results of Operations

     The following table presents, for the periods indicated, certain consolidated statements of income data. The Company's quarterly financial statements are based upon fiscal quarters consisting of thirteen weeks. Accordingly, interim financial information reported for a nine month period consists of data for a 39 week period ended on the dates specified.

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



                                 Year Ended   Nine Months Ended
                                September 30   July 2,  June 30,
                              ----------------  --------  --------
                               1994      1995     1995      1996
                              -------  -------  --------  --------
                                         (In Thousands)
Net Sales                      $9,506    $8,014  $6,196  $8,874

Cost of sales                   4,815     4,033   2,977   3,988
                               ------    ------  ------  ------

Gross profit                    4,691     3,981   3,219   4,886

Operating expenses:
  Selling, general and
   administrative               3,415     3,010   2,325   2,889
  Research and development        914       598     431     441
                               ------    ------  ------  ------
Total operating expenses        4,329     3,608   2,756   3,330

Operating income                  362       373     463   1,556
Interest expense, net              90       125      97      82
                               ------    ------  ------  ------
Income before income taxes        272       248     366   1,474

Provision for income taxes         67        86     128     516
                               ------    ------  ------  ------

Net income                     $  205    $  162  $  238  $  958
                               ======    ======  ======  ======

     The following table presents, for the periods indicated, the percentage relationship of consolidated statements of income items to total sales.

                                 Year Ended        Nine Months Ended
                                September 30,      July 2,   June 30,
                              ------------------   --------  ---------
                               1994        1995      1995      1996
                              -------    -------   --------  ---------

Net sales                       100.0%    100.0%   100.0%  100.0%

Cost of sales                    50.7      50.3     48.0    44.9
                                -----     -----    -----   -----

Gross profit                     49.3      49.7     52.0    55.1

Operating expenses:
  Selling, general and
  administrative                 35.9      37.6     37.5    32.6
  Research and development        9.6       7.5      7.0     5.0
                                -----     -----    -----   -----

Total operating expenses         45.5      45.1     44.5    37.6
                                -----     -----    -----   -----

Operating income                  3.8       4.6      7.5    17.5
Interest expense, net             0.9       1.5      1.6     0.9
                                -----     -----    -----   -----
Income before income taxes        2.9       3.1      5.9    16.6

Provision for income taxes        0.7       1.1      2.1     5.8
                                -----     -----    -----   -----

Net income                        2.2%      2.0%     3.8%   10.8%
                                =====     =====    =====   =====


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

Nine months Ended July 2, 1995 and June 30, 1996

     Sales. Total sales increased by 43.2% to $8,874,000 for the nine months ended June 30, 1996 from $6,196,000 for the same period in 1995. Sales of the Container Inspection Systems Division increased by 85.5% to $5,144,000 for the same period in fiscal 1996 from $2,773,000 in the first nine months of fiscal 1995. This increase was attributable primarily to the continued penetration of the TapTone II inspection system into the brewery market. Sales of the Undersea Systems Division increased by 9.0% to $3,730,000 for the first nine months of fiscal 1996 from $3,423,000 for the corresponding period in fiscal 1995. The increase in oceanographic product sales was a result of increased shipments among the Undersea Systems Division's acoustic, imaging and robotics product lines. The introduction of a new digital still camera and the E-ROV remotely operated vehicle for the nuclear power industry were the primary contributors to the increased activity in this division.

     Gross Profit. Gross profit increased by 51.8% to $4,886,000 for the first nine months of fiscal 1996 from $3,219,000 for the corresponding period in 1995. As a percentage of revenue, gross profit increased to 55.1% for the first nine months of fiscal 1996 compared to 52.0% for the same period in fiscal 1995. The increase in gross margin was attributable to the increased sales in the higher margin TapTone product line, while the Undersea Systems Division's contribution decreased. The decrease in the Undersea Systems Division's profit margin was attributable to higher than expected manufacturing startup costs for the new RDA hydrophone product; a high level of low margin engineering specials activity and the additional provision for excess and obsolete inventory.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 24.1% to $2,889,000 for the nine months ended June 30, 1996 from $2,325,000 in the same period in fiscal 1995. As a percentage of sales, selling, general and administrative expenses decreased to 32.6% for the 1996 period compared to 37.5% for the same period in the prior year. This decrease was attributable to the growth in sales during a period in which the primary increase in selling, general and administrative expenses was in direct sales commissions, trade shows and promotional activities.

     Research and Development Expenses. Research and development expenses increased 2.3% to $441,000 for the first nine months of fiscal 1996 from $431,000 for the same period in the prior year. As a percentage of sales these expenses decreased from 7.0% in 1995 to 5.0% in 1996. The decrease was attributable to the increase in sales levels as well as a reassessment of the Company's research and development expenses to enable the Company to take advantage of its current technological advantage in the TapTone product line.

     Interest Expense, Net. Interest expense, net, decreased by 12.8% to $82,000 for the first nine months of fiscal 1996 from $97,000 for the same period in the prior year. The decrease is attributable to reduced level of borrowings for the first nine months of fiscal 1996. Interest income for the periods was negligible.

Years Ended September 30, 1995 and 1994

     Sales. Total sales decreased 15.7% to $8,014,000 for fiscal 1995 from $9,506,000 for fiscal 1994. Sales within the Container Inspection Systems Division increased 18.6% to $3,643,000 for fiscal 1995 from $3,071,000 for fiscal 1994. The increase was attributable primarily to the sale of the TapTone II inspection system into the brewery market. TapTone division sales represented 45.5% of total Company sales. Sales of the Undersea Systems Division decreased 31.0% to $4,371,000 for fiscal 1995 from $6,335,000 for fiscal 1994. The decrease in the Undersea Systems Division sales was representative of an overall global softening of this market. Oil prices remained low which limited exploration activities. Government funded research and defense-related programs were also drastically cut.

     Gross Profit. Gross profit for fiscal 1995 decreased 15.1% to $3,981,000 from $4,691,000 for fiscal 1994. As a percentage of sales, the gross profit increased slightly to 49.7% for fiscal 1995 compared to 49.3% for fiscal 1994. The Container Inspection Systems Division's contribution to gross profit increased for the same period for fiscal 1995 compared to fiscal 1994 and the undersea systems division's contribution decreased for the same period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 11.9% to $3,010,000 for fiscal 1995 from $3,415,000 for fiscal 1994. This decrease was attributable to the reduction in direct sales commissions and general and administrative expenses.

     Research and Development Expenses. Research and development expenses decreased 34.5% to $598,000 for fiscal 1995 from $914,000 for fiscal 1994. The decrease in research and development expenses was attributable to the reduced staffing in robotics and the delay of some development projects.

     Interest Expense, Net. Interest expense, net, increased 38.9% to $125,000 for fiscal 1995 from $90,000 for fiscal 1994. This increase was attributable to the increased borrowing under the Company's line of credit.

Liquidity and Capital Resources

     The Company's principal capital requirement is to provide working capital to support its growth. The Company has short- term financing available under a $1,500,000 line of credit facility with a local bank.

     As of June 30, 1996, the Company had cash and cash equivalents of approximately $959,000 as compared to a balance of $17,000 on September 30, 1995. Operating income as of June 30, 1996 was $957,530 compared to $238,181 for the same period in 1995. Accounts receivable increased by $97,748 as a result of increased sales, offset somewhat by increased advanced deposits from TapTone customers. Inventories increased by $561,933 in order to support the higher orders and sales volumes and to support an increase in customer demonstration systems for TapTone systems. Prepaid expenses increased by $146,779 due primarily to increases in customer advance payments for Taptone systems. Accounts payable increased by $986,318 entirely as a result of increased inventory procurement and improved cash management. Net cash provided by operating activities increased to $1,479,587 as of June 30, 1996 as compared to cash used of $65,532 for the nine months ended July 2, 1995.

     For the period ended June 30, 1996 the Company used cash of $180,678 for investing activities. Of this total, $146,802 was used to purchase property, plant and equipment. The remaining $33,876 were expenditures for patents, trademarks and other assets.

     Cash flows from financing activities for the period ended June 30, 1996 included the purchase of treasury stock for $92,232, sale of treasury stock to the Company's ESOP of $6,884 and $27,500 realized from the exercise of stock options. The Company used $275,000 to pay down its short term line of credit during the period. The Company made payments of $24,982 on its long term debt during the nine months ended June 30, 1996. These items resulted in net cash used by financing activities of $357,740 for the period.

     As of June 30, 1996, cash and cash equivalents increased by $941,169 as compared to a decrease of $161,574 for the period ended July 2, 1995.

     The Company has a line of credit for $1,500,000 which is collateralized by the assets of the Company. As of June 30, 1996, the Company had no outstanding advances against the line of credit. The Company also has a mortgage on its office and manufacturing facilities as detailed in Note 3 to Consolidated Financial Statements.

     The Company believes that existing cash balances, current line of credit arrangement and cash anticipated to be generated from operations will be sufficient to finance the Company's operations for the next twelve months. A portion of the Company's cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies. The Company has no current agreements or commitments, and is not currently engaged in any negotiations with respect to any such transaction.

Prospects for the Future

Undersea Systems Division

     The Undersea Systems Division continues to focus its efforts on developing commercial markets such as the offshore oil and gas exploration market and the nuclear inspection market. The Company believes that a number of its products, such as hydrophones, are well positioned to take advantage of technological trends in these markets. Many of these markets, such as oil and gas exploration, are cyclical in nature and subject to changes in domestic and international economics. It is reasonable to expect that the Company's participation in markets will be affected by these periodic business cycles.

     The Company believes that the decline in U.S. Government and military spending has reached its bottom. It is possible, however, that further declines will be experienced or that future spending will continue at its present depressed levels. It is also possible, however, that U.S. Government spending will increase in the future, especially in the areas of offshore mineral exploration and environmental research. The Company also believes that future U.S. military expenditures for undersea products will increase in order to maintain established fleet capabilities.

     The Company is not aware of any trends or changes in market characteristics for the markets served by its undersea products which would adversely affect either sales or gross profits.

Container Inspection Systems Division

     The industries served by the Container Inspection Systems Division continue to be interested in improving process and quality control. Increased competition within these industries, as well as increased product liability exposure and an effort to improve operating yields and lower costs, have led to an increase in capital spending for products and systems that help improve quality and process control. These trends are favorable for the Company's TapTone products and the Company expects these market characteristics to continue in the future.

     The Container Inspection Systems Division competes with a number of domestic and international competitors. It is possible that increased competitive pressures will be experienced in the future, affecting both sales and gross profits. The Company is not aware of any technological trends that would adversely affect the sales of its products within the industry segments served by its Container Inspection Systems Division.

Profit Margins

Overall

      Overall profit margins on the Company's products are influenced by the relative mix of sales between the Undersea Systems Division and the Container Inspection Systems Division. For the nine months ended June 30, 1996, sales of the Container Inspection Systems Division increased to 58% of total Company sales as compared to 45% for the same period ended July 2, 1995. This resulted in an overall gross profit for the Company of 55.1% for the nine months ended June 30, 1996 as compared to 52.0% for the same period ended July 2, 1995.

Undersea Systems Division

     Profit margins on Undersea Systems Division products range from approximately 30% for certain imaging systems products to more than 50% for certain glass flotation products. Hydrophone products have gross profit margins ranging between approximately 30% to 45%. The Company expects that the overall sales mix of its undersea products will shift slightly in the future due to increased sales of hydrophone products to the offshore oil and gas market. The Company does not expect this sales mix to adversely affect overall profit margins. It is possible that increased competition will result in lower realized selling prices for certain products, especially hydrophones, resulting in reductions in product profit margins. The Company is not aware of other trends or competitive pressures that would adversely affect either product mix or gross profit margin within its glass flotation, imaging, ROV and acoustic product lines.

Container Inspection Systems Division

     Profit margins on Container Inspection Systems Division products range between approximately 45% and 65%. The Company expects that the sales mix of different products will not significantly change and will not adversely affect overall divisional gross margins in the future. It is possible that increased competition will result in an overall reduction of selling prices and associated profit margins. The Company is not aware of any technological trends or marketplace trends which would adversely affect gross margins on these product lines.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company owns its corporate offices in North Falmouth, Massachusetts, which consist of 35,000 square feet of office and light industrial manufacturing space in two single-story, industrial buildings on a 34 acre rural setting. The Undersea Systems Division and the Container Inspection Systems Division are housed in separate facilities, each with its own dedicated engineering, manufacturing, testing and sales administration staff. All facilities have been recently modernized and are in good condition.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following information is furnished as of September 30, 1996 with respect to the beneficial ownership of shares of Common Stock of the Company by the directors and executive officers of the Company, all of the directors and officers of the Company as a group and all persons known to be the beneficial owners of more than five percent of such outstanding stock. Unless otherwise indicated, persons named below held sole voting and investment power over the shares listed below as of September 30, 1996.

     In accordance with the rules of the Securities and Exchange Commission, shares which an individual has the right to acquire pursuant to stock options which are exercisable within sixty days are considered to be beneficially owned. For purposes of calculating the percentage ownership of stock for an individual who holds exercisable stock options, such shares were also considered to be outstanding. Reference should be made to the footnotes below for further information as to each individual listed.

                                    Shares               Percent of Outstanding
Name and Address (1)                Beneficially Owned   Common Stock
     Samuel O. Raymond                      181,653 (2)          22.5%

     Ronald K. Church                        85,500 (3)          10.6%

     State Street Bank and Trust
      Company, Trustee of the
      Benthos, Inc. Employee
      Stock Ownership Plan                   37,363 (4)           4.6%

     John L. Coughlin

     A. Theodore Mollegen, Jr.               15,000               1.9%

     Thurman F. Naylor                       15,000 (5)           1.8%

     Stephen D. Fantone                      13,000 (6)           1.6%

     All directors and officers
     as a group (5 persons)                 224,653 (7)          27.2%

     (1) Except as set forth below, the address of each of the individuals set forth in the table is c/o Benthos, Inc., 49 Edgerton Drive, Falmouth, Massachusetts 02556. The address of Ronald K. Church is 46 Riddle Hill Road, Falmouth, Massachusetts 02540. The address of State Street Bank and Trust Company is 225 Franklin Street, Boston, Massachusetts 02110.


     (2) Includes 21,822 shares owned by Mr. Raymond's children, as to which shares Mr. Raymond disclaims beneficial ownership.

     (3) Includes 12,000 shares owned by Mr. Church's wife, as to which shares Mr. Church disclaims beneficial ownership.

     (4) Pursuant to the terms of the plan, the Trustee is entitled to vote all shares, except in respect of corporate matters requiring more than a majority stockholder vote, in which case the plan participants are entitled to direct the Trustee as to the manner in which all shares allocated to such participants' accounts are to be voted. Following the effective date of this registration statement, plan participants will be entitled to direct the Trustees as to the manner in which all shares allocated to such participants' accounts are to be voted.

     (5) Consists of 15,000 shares which Mr. Naylor has the right to acquire through the exercise of a stock option granted January 29, 1993.

     (6) Includes 5,000 shares which Dr. Fantone has the right to acquire through the exercise of a stock option for 15,000 shares granted January 19, 1995.

     (7) Includes an aggregate of 20,000 shares which the directors and officers have the right to acquire through the exercise of certain options.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     The current directors and executive officers of the Company are as follows:


Name                           Age                    Position

     Samuel O. Raymond           67  Chief Scientist and Chairman of the Board
                                     of Directors

     John L. Coughlin            44  President and Chief Executive Officer,
                                     Treasurer and Director

     A. Theodore Mollegen, Jr.   59  Director

     Thurman F. Naylor           76  Director

     Stephen D. Fantone          43  Director


     The Company's board of directors is classified into three classes, with the members of the respective classes serving for staggered three-year terms. The first class, consisting of Mr. Coughlin, is eligible for re-election at the 1997 annual meeting; the second class, consisting of Mr. Mollegen and Dr. Fantone, is eligible for re-election at the 1998 annual meeting; the third class, consisting of Messrs. Raymond and Naylor, is eligible for re-election at the 1999 annual meeting.

     The following information is provided with respect to the business experience of each director and executive officer of the Company:

     Mr. Raymond founded the Company in 1962 and served as its President for twenty years. He previously served as Chairman of the Board from 1965-1982 and has been the current Chairman since 1989. Mr. Raymond served as the President and Chief Executive Officer of the Company from June 1995 to April 1996. Mr. Raymond has served as a director of the Company since 1965. Mr. Raymond has a B.S. in Mechanical Engineering from M.I.T. and was instrumental in the development and marketing of many of the Company's original products in both the Undersea Systems Division and the Container Inspection Systems Division.

          Mr. Coughlin has served as President, Chief Executive Officer and a director of the Company since April 1996 and as Treasurer since October 1996. Prior to joining the Company, he was President (1993-1996) and Vice President of Sales and Marketing (1990-1993) of Dynisco Instruments, an operating division of Dynisco, Inc., a wholly owned subsidiary of Berwind Industries. Dynisco Instruments is a manufacturer of pressure and temperature measurement products for the plastics industry. He holds a B.S. in Physics from Georgetown University and an MS in Physics from Northeastern University.

          Dr. Fantone became a director of the Company in March 1995. Since 1982, he has been President of Optikos Corporation, an optical engineering firm which he founded and which specializes in the design of optical products and instrumentation and optical test equipment. He has B.S. degrees in Electrical Engineering and Management from M.I.T. and a Ph.D. in optics from the University of Rochester. Dr. Fantone has been awarded over 25 patents and is the author of numerous technical papers and articles on optical technology. He is also currently a Senior Lecturer in the Mechanical Engineering Department at M.I.T.

          Mr. Mollegen has served as a director of the Company since 1985. He is the President and Chief Executive Officer of Allied Resources Corporation, a company which provides technical training, engineering, health management, and safety management services to industrial firms. Prior to joining Allied Resources in 1993, Mr. Mollegen was Chairman and Chief Executive Officer of Analysis & Technology, Inc., a provider of engineering and technical services to the U.S. Navy. Mr. Mollegen has a B.E. in Electrical Engineering from Yale University and is the author of over 90 technical papers and reports on undersea topics. He is a member of the board of Technology for Connecticut (TECHCONN), Inc. and of the Southeast Area Technology Development Center (SEATECH). He is also a member of the Forum of Connecticut College and a member of the Advisory Committee of the University of New Haven Southeast Branch.

          Mr. Naylor is President of Cameras and Images International, Inc. (a dealer in photographic images and equipment), is the owner and founder of the Naylor Museum of Photography in Brookline, Massachusetts, and has served as a director of the Company since 1987. Mr. Naylor is an internationally recognized authority on photographic history, processes, and technology. Mr. Naylor is the former Chairman, President and CEO of Standard- Thomson Corporation, a manufacturer of temperature and pressure controls and electronic equipment. Mr. Naylor was also the former Chairman, President and CEO of Thomson International Corporation (1959-1989), a manufacturer of temperature controls with engineering and manufacturing facilities in twelve countries. Mr. Naylor has a B.A. in Economics from Fordham University and a B.S. in Mechanical Engineering from The Johns Hopkins University. Mr. Naylor is also a member of the Board of Directors of Analysis & Technology, Inc., Sandler Productions, Inc. (motion picture and television production) and Summit Industries, Inc. (a manufacturer of x-ray equipment).

          On September 27, 1996, J. Luke Sabella resigned as the Company's Treasurer and Chief Financial Officer, positions in which he served since July 1993. Mr. Sabella's resignation was amicable and did not reflect any dispute or disagreement with the Company.

          There are no family relationships among the directors or executive officers of the Company.

          None of the following events have occurred within the past five years with respect to any director or executive officer of the Company or, to the knowledge of the Company, any person owning 5% or more of the outstanding shares of Common Stock of the Company:

     (1) Any bankruptcy petition filed by or against any business of which such person as a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

     (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a Federal or State securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth the compensation paid by the Company for the Company's last three fiscal years to the two persons who served as Company's chief executive officer during the Company's fiscal year ended September 30, 1995. No other executive officers received an annual salary and bonus exceeding $100,000.

Name and                   Fiscal  Annual  Compensation     All Other
                                   --------------------
Principal Position          Year     Salary     Bonus    Compensation (1)
-------------------------  ------  ----------  --------  ----------------

Samuel O. Raymond            1995    $ 85,176       494         $    606
  Chairman, Chief            1994      85,800     6,000              456
  Scientist, President       1993      85,670        --            1,291
  and Chief Executive
  Officer (2)

Lawrence W. Gray,            1995      88,362       494          171,523
  President and Chief        1994     114,305    24,390            1,750
  Executive Officer (3)      1993     130,981    20,000            2,278

All directors and            1995     273,024     1,097          172,772
  officers as a group        1994     280,778    40,300            2,316
  (6 in all)                 1993     316,863    25,000            5,610


     (1) Includes amounts contributed to individual accounts with the Company's Employee Stock Ownership Plan and 401(k) Retirement Plan described below and $171,523 in severance pay to Mr. Gray incurred with respect to fiscal 1995.

     (2) Mr. Raymond served as Chief Scientist and Chairman of the Board of Directors throughout the last three fiscal years. In addition, he served as President and Chief Executive Officer from June 1995 to April 1996.

     (3) Mr. Gray served as President and Chief Executive Officer until June 5, 1995.

     The Company's policy is to pay each of its non-employee directors a fee of $750 for each directors' meeting attended and to reimburse travel expenses when incurred. The Company intends to continue this policy in the future.

     No stock options were granted to or exercised by any of the executive officers named in the Summary Compensation Table above during the fiscal year ended September 30, 1995 and no such executive officer held any unexercised options as of that date.

     Employment Contracts

     In 1990, the Company entered into an employment agreement with Samuel O. Raymond as its Chief Scientist and as Chairman of the Board of Directors for as long as he is elected to that position at a base salary of $85,176 per year. This agreement commenced on August 1, 1990 and will expire on July 31, 2005. After the expiration of the initial term, the agreement will automatically be renewed annually as of August 1, 2005 and each August 1 thereafter. The agreement also provides that if a change in control of the Company should occur during the first, second or last five years of the initial term of the agreement, Mr. Raymond is entitled to receive $427,974, $335,504, or $199,636, respectively, from the Company. The Company has also agreed to pay the premium on a $1,500,000 life insurance policy on Mr. Raymond's life under a split dollar plan.

     The Company has entered into an employment agreement with John L. Coughlin, effective April 8, 1996, pursuant to which Mr. Coughlin agrees to serve as the President and Chief Executive

Officer of the Company. The agreement provides for an initial base salary of $144,000 and an initial bonus of $20,000 payable October 1, 1996 provided that Mr. Coughlin is employed by the Company on that date. In addition, pursuant to the agreement, Mr. Coughlin was granted an incentive stock option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $6.50 per share, vesting in four equal annual installments commencing on the first anniversary of the date of grant.

     Employee Stock Ownership Plan

     Employees of the Company who are over the age of 19 and have completed one year of service are eligible to participate in the Benthos, Inc. Employee Stock Ownership Plan (the "ESOP"), originally adopted by the Company in 1979. The ESOP is administered by a committee approved by the Board of Directors (the "ESOP Committee"). The Company may make annual contributions to the Trustee of the Plan, State Street Bank and Trust Company, Boston, Massachusetts, in an amount determined by the Board of Directors. Such contributions are invested by the Trustee, under the direction of the ESOP Committee, in the Company's stock. Contributions are allocated among participants' individual accounts in proportion to their individual annual compensation. Benefits become vested according to years of service, increasing incrementally from 20% after one year of service to 100% after five years of service. Upon an employee's retirement, benefits are distributable in shares of the Company's stock.

     401(k) Retirement Plan

     All employees who are over the age of 19 are eligible to participate in the
Section 401(k) Retirement Plan adopted by the Company effective July 1, 1987 (the "401(k) Plan"). The 401(k) Plan is administered by the Company. Pursuant to the 401(k) Plan, three types of contributions may be made to a Trust Fund for which IDS Bank and Trust Company serves as Trustee. First, an employee may defer a certain amount of salary each calendar year. In addition, the Company makes matching contributions and may make additional contributions which are allocated among participants who have completed at least one year of service. All contributions are subject to certain percentage limitations set forth in the Internal Revenue Code, and the plan contains certain vesting requirements. Withdrawal of contributions by a participant prior to retirement age (as that term is defined in the plan) is only permitted in limited circumstances as defined in the plan and generally tax penalties are imposed upon participants who withdraw their contributions prior to age
59-1/2.

     Supplemental Executive Retirement Plan

     The Supplemental Executive Retirement Plan became effective August 1, 1990 for the benefit of certain members of management as determined from time to time by the Board of Directors. The plan enables participants to exclude from gross income elective amounts paid on their behalf by the Company to a Retirement Trust Fund to be subsequently paid to the participants after retirement. It is administered by an Administrative Committee consisting of Samuel O. Raymond and Stephen D. Fantone.

     The Company has established the Benthos, Inc. Supplemental Executive Retirement Trust Fund and will transfer to the trust fund, on an annual or more frequent basis, an amount equal to the elective deferrals made by the participants. No such elective deferrals had been made by participants as of September 30, 1995. Samuel O. Raymond and Stephen D. Fantone are Trustees of the Trust Fund.

     1990 Stock Option Plan

     a.   Description of the Plan

     The 1990 Stock Option Plan (the "1990 Plan") was approved by the stockholders of the Company on January 26, 1990. Two hundred thousand (200,000) shares of the authorized but unissued or treasury shares of the Common Stock of the Company have been reserved for the grant of options under the 1990 Plan.
The 1990 Plan will terminate ten (10) years from December 20, 1989.

     The 1990 Plan is administered by the Board of Directors which may in its sole discretion grant options to purchase shares and issue shares upon the exercise of such options as provided in the plan. The Board may delegate its powers, duties and responsibilities to a Committee, the members of which shall be "disinterested persons" as described in the plan. The Board has delegated its responsibilities to a committee of disinterested directors (the "Compensation and Incentive Stock Option Committee").

     The 1990 Plan provides for the grant of incentive stock options to officers and key employees of the Company or of any subsidiary Company, and of non-qualified options to officers, key employees and advisors of the Company or of any of its subsidiaries. The Board of Directors determines the eligibility of an individual, the designation of the type of option and the number of shares to be optioned to an eligible individual, taking into account the position and responsibilities of the individual being considered, the nature and value of the Company or its subsidiaries of such individuals' service, his or her present and potential contribution to the success of the Company and such other factors as the Board may deem relevant.

     More than one option may be granted to an eligible individual, although no option which is designated as an incentive stock option shall be granted to an individual who owns stock representing more than ten percent (10%) of the stock of the Company unless the purchase price shall be at least one hundred ten percent (110%) of the fair market value of the stock at the time the option is granted.

     No cash consideration is received by the Company for granting an option but each option is evidenced by an option agreement. The option price of shares designated as non- qualified options is determined by the Board of Directors. The price for incentive stock options must be the fair market value of the Common Stock at the time the option is granted as determined by the Board in accordance with regulations under Section 422 of the Internal Revenue Code. Payment for shares may be made in cash for the full amount or in shares already held by the optionee, or by a combination of cash and shares, although the Board of Directors must give consent to payment made in shares.

     Options will be granted for a term not exceeding ten years as determined by the Board of Directors at the time of the grant, subject to earlier termination as specified in the Plan. Except as otherwise determined from time to time by the Board of Directors, options may not be exercised during the first twelve
(12) months after the option is granted. Thereafter, options become exercisable as to twenty-five percent (25%) of the shares covered thereby and as to an additional twenty-five percent (25%) upon the expiration of each of the next three (3) succeeding twelve (12) month periods. An optionee may exercise an option which has become exercisable in full or in part. Options are not transferable by the optionee and are held for purposes of investment in the Company. The Company is prohibited under the Plan from making loans to optionees to permit them to exercise options granted under the Plan.

     b.   Federal Income Tax Consequences

          (i)  Incentive Stock Options

     An optionee will not recognize taxable income upon the grant or exercise of an incentive stock option. Moreover, if stock acquired upon such exercise is held for a least two years from the date on which the option is granted and at least one year after the date of exercise, the optionee will not realize taxable income as a result of exercising the option, and any gain or loss realized by the optionee on the ultimate sale of such stock is treated as long-term capital gain or loss.

     In the event that the optionee disposes of the stock prior to the expiration of the required holding periods (a "disqualifying disposition"), the optionee will realize ordinary income to the extent of the lesser of (i) the excess of the fair market value of the stock at the time of exercise over the exercise price, or (ii) the excess of the amount received for the stock upon disposition over the exercise price. The basis in the stock acquired upon exercise of the option will equal the amount of taxable income recognized by the optionee plus the option exercise price. Upon eventual disposition of the stock, the optionee will recognize long-term or short-term capital gain or loss, depending on the holding period of the stock and the difference between the amount realized by the optionee upon disposition of the stock and his basis in the stock.

     Notwithstanding the tax treatment accorded incentive stock options, the excess of the fair market value of stock on the date of the exercise of the option over the exercise price of the option is an item of tax preference for alternative minimum tax purposes giving rise to potential tax liability at the alternative minimum tax rate. If the alternative minimum tax does apply to the optionee, an alternative minimum tax credit may reduce the regular tax upon eventual disposition of the stock.

     The Company will not be allowed an income tax deduction upon the grant or exercise of an incentive stock option by the optionee. In addition, provided that the holding requirements noted above are met, the Company will not be allowed an income tax deduction upon the ultimate disposition by the optionee of stock acquired through the exercise of an option. In the event, however, of a disqualifying disposition, the Company will be allowed an income tax deduction in an amount equal to the ordinary income recognized by the optionee.

          (ii) Non-Qualified Stock Options

     As in the case of incentive stock options, no income is recognized by the optionee on the grant of a non-qualified stock option. On the exercise by an optionee of a non-qualified option, the excess of the fair market value of the stock when the option is exercised over its cost to the optionee will be (a) taxable to the optionee and (b) generally deductible for Federal income tax purposes by the Company.

     The optionee's tax basis in his stock will equal his cost for the stock plus the amount or ordinary income he had to recognize with respect to the non-qualified stock option. Accordingly, upon a subsequent disposition of stock acquired upon the exercise of a non-qualified option, the optionee will recognize short-term or long-term capital gain or loss, depending upon the holding period of the stock, equal to the difference between the amount realized upon disposition of the stock by the optionee and his basis in the stock. Stock acquired on the exercise of a non-qualified stock option is not subject to the above-mentioned two (2) year and one (1) year holding periods that are imposed on incentive stock options and the exercise of a non-qualified stock option does not give rise to an item of tax preference for alternative minimum tax purposes.

     As of September 30, 1996, options for the purchase of an aggregate of 144,500 shares of Common Stock at exercise prices ranging from $2.625 to $6.50 per share were outstanding under the 1990 Plan.

     Stock Option Plan for Non-Employee Directors

     This plan (the "Director Plan") was approved by the stockholders on March 4, 1994. Under the Director Plan, each director who is not an employee of the Company will be entitled to receive (when he initially assumes office, and when any other option held by such director expires), an option for the purchase of 15,000 shares of the Company's Common Stock at an exercise price equal to market value as of the date of the grant of the option, provided that the maximum number of shares which, in the aggregate, may be acquired under the Plan and under any option outstanding on March 1, 1994 and held by a non-employee director is 15,000 shares. The option will not be exercisable during the first twelve months after the date of the grant. After twelve months, the option will be exercisable as to one-third of the shares covered thereby. After twenty-four months from the date of grant, the option will be exercisable as to two-thirds of the shares covered thereby and after thirty-six months from the date of grant, the option will be exercisable as to all of the shares covered thereby. The options expire five years from the date of grant and are not transferable. In the event the director ceases to serve as a director of the Company, the option may be exercised only to the extent that the option is exercisable and is in effect on the day such service ceases.

     In the event of a sale or transfer of all or substantially all of the assets of the Company, a merger into another corporation or a change in control arising by reason of the acquisition by a person or group, owning prior to such time less than 51% of the outstanding stock of the Company of additional shares so that the person or group owns 51% or more of the outstanding stock, the options will become exercisable in full, notwithstanding the exercise schedule. Under certain circumstances, the Board of Directors may cancel the options for consideration in cash or in kind so as to expedite a sale of assets or change in control.

     The Director Plan provides that the number of shares issuable thereunder shall be adjusted to prevent dilution in the event of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination of shares or stock dividend.

     The Director Plan may be terminated at any time by the Board of Directors and will terminate in any event ten years from the date of its adoption by the stockholders.

     Each of the Company's present non-employee directors was granted an option for the purchase of 15,000 shares of the Company's Common Stock as described in
Item 4 above. Although these options were granted prior to the adoption of the Director Plan, the terms of such options are substantially the same as those applicable to the Director Plan as described above, except that the options can continue to be held by a director who ceases to be a director but continues to serve as a consultant rendering advice and service similar to the advice and service rendered by a director. Mr. Mollegan exercised his stock option for 15,000 shares on July 12, 1996.

     The Federal income tax consequences upon grant and exercise of stock options under the Director Plan are as described in "1990 Stock Option Plan - Federal Income Tax Consequences - Non- Qualified Stock Options" above.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is currently negotiating an agreement with a corporation wholly owned by Dr. Stephen D. Fantone, a director of the Company, with respect to the concept of utilizing optical means for assessing beverage container height of fill. Under the proposed agreement, the Company will pay the development costs to Dr. Fantone's corporation. If the technology is developed, the proprietary rights will be owned by Dr. Fantone's corporation, which will grant an exclusive license to the Company for the use of the technology upon terms and conditions (including royalties) to be determined by negotiation. John L. Coughlin, President and Chief Executive Officer of the Company is negotiating the contract with Dr. Fantone. The Company's policy with respect to business relationships with officers, directors, or affiliates is that any such relationships must be fully disclosed to the Board of Directors and must be upon terms not less favorable to the Company than those available from third parties dealing at arm's length.

ITEM 8.  LEGAL PROCEEDINGS

     Not Applicable.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Company's Common Stock is traded over-the-counter and is listed on the OTC Bulletin Board under the symbol BTHS. Company has applied for listing of its Common Stock on the Nasdaq SmallCap market and experts said listing to be effective immediately following the effectiveness of this registration statement.

     The following table sets forth the high and low bid information for the Company's Common Stock for the periods shown. Said quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended               High    Low

     December 31, 1993     $ 3.50  $2.75
     March 31, 1994          3.50   2.00
     June 30, 1994           2.75   1.50
     September 30, 1994      2.25   1.50
     December 31, 1994       2.50   1.75
     March 31, 1995          3.75   1.50
     June 30, 1995           5.25   1.88
     September 30, 1995      7.25   5.25
     December 31, 1995       7.25   3.50
     March 31, 1996          7.50   4.25
     June 30, 1996          16.00   6.00

     As of September 30, 1996, there were approximately 310 holders of record of the Company's Common Sock.

     The Company has never declared dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Periodically over the last three years the Company has sold Common Stock to the Company's Employee Stock Ownership Plan and to certain individuals upon exercise of employee stock options.


              No.
Date          Shares  Purchaser                  Transaction      Proceeds
July 1996     15,000  A. Theodore Mollegen, Jr.  Option Exercise   $41,250
April 1996    10,000  Joel Rizzo                 Option Exercise    27,500
March 1996     1,496  ESOP                       Sale to ESOP        6,883
March 1994     3,273  ESOP                       Sale to ESOP       16,818
March 1993     2,378  ESOP                       Sale to ESOP       12,237

     The shares issued to Messrs. Mollegen and Rizzo are restricted securities issued pursuant to a written contract relating to the compensation of such persons, a transaction exempt from registration under the Securities Act pursuant to Rule 701 thereunder. The shares issued to the ESOP were issued pursuant to a written compensatory benefit plan in a transaction which did not constitute a statutory "sale", or, in the alternative, was exempt from registration under the Securities Act pursuant to Rule 701 thereunder.

ITEM 11.  DESCRIPTION OF SECURITIES


     The Company is authorized to issue 2,500,000 shares of Common Stock, $.0667 par value per share, of which 806,560 shares were issued and outstanding as of September 3, 1996. The record holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders.

     The holders of Common Stock are entitled to such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available for that purpose and to participate pro rata in any distribution of the Company's assets upon liquidation.

     The holders of Common Stock have no preemptive rights nor are there any redemption rights with respect to the Common Stock. The outstanding shares of Common Stock are fully paid and nonassessable and not subject to further call or assessment by the Company.

     Certain provisions of Massachusetts law applicable to the Company could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders.

     Chapter 110D of the Massachusetts General Laws regulates "control share acquisitions" of Massachusetts corporations. In general, this statute provides that any stockholder of a corporation subject to the statute which acquires beneficial ownership of 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize.

     Under Chapter 110F of the Massachusetts General Laws, a publicly-held Massachusetts corporation is prohibited from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the corporation's board of directors before becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at that time it becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with its affiliates and associates, owns 5% or more the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. The Company may at any time elect not to be governed by Chapter 110F by vote of a majority of its stockholders, but such an election would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder before such election.

     Section 50A of the Massachusetts Business Corporation Law provides that the directors of a Massachusetts corporation which has a class of voting stock registered under the Securities Exchange Act of 1934 shall be classified into three classes, each of whom is to be elected for a three-year staggered term. The Board of Directors of the Company has voted to classify the board as described in Item 5, "Directors, Officers, Promoters and Control Persons."

     The foregoing statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the relevant statutes or of the Company's Restated Articles of Organization and by-laws, copies of which are filed as exhibits to this Registration Statement.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 7 of the Company's By-Laws provides, in effect, that each director, officer, or employee of the Company appointed or elected by the Board of Directors (and certain other persons) shall be indemnified by the Company against any fine, penalty, liability or judgment (including amounts paid in settlement and reasonable professional fees) incurred by an indemnified person arising out of any action, suit or proceeding (civil, criminal, administrative or investigative) brought or threatened, in which the indemnified person is involved as a result of his service as a director, officer, or employee of the Company. No indemnification shall be provided to any person in any proceeding in which it shall have been adjudicated that he did not act in good faith in the reasonable belief that his actions were in the best interest of the Company. With respect to amounts paid in compromise or settlement, no indemnification shall be provided to any person if it is determined by a majority of the disinterested directors then in office or by the holders of a majority of the outstanding stock that he did not act in good faith in the reasonable belief that his actions were in the best interest of the Company.

     The foregoing is a summary description of the more detailed indemnification provisions contained in the Company's By-Laws and is qualified in its entirety by reference to said By-Laws, a copy of which is filed herewith as Exhibit 3.2.

     As permitted by Section 13(b)(1 1/2) of the Massachusetts Business Corporation Law, Article VI of the Company's Articles of Organization, a copy of which is filed herewith as Exhibit 3.1, provides as follows:

     "No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any statutory provision or other law imposing such liability, except for liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws [relating to unauthorized distributions to stockholders and loans to insiders], or (iv) for any transaction from which the director derived an improper personal benefit."

     The Company maintains a directors and officers liability insurance policy covering its directors and officers against liability for errors, omissions, neglect or breach of duty in their capacity as officers or directors of the Company, subject to standard exclusions and conditions.

ITEM 13.  FINANCIAL STATEMENTS

     The information required by this item is incorporated by reference to the Financial Statements set forth on pages F-1 through F-15 hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The financial statements set forth in the Index to Consolidated Financial Statements contained on page F-1 hereof are filed herewith as a part of this registration statement.

     (b) The exhibits set forth in the Exhibit Index on the page immediately preceding the exhibits are filed herewith as a part of this registration statement.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BENTHOS, INC.



                                    By JOHN L. COUGHLIN
                                       ----------------------
                                         John L. Coughlin,
                                          President


Date:  December 16, 1996

                         BENTHOS, INC. AND SUBSIDIARY


                   Index to Consolidated Financial Statements



                                                                     PAGE

Report of Independent Public Accountants                             F-2

Consolidated Balance Sheets as of September 30,
1994 and 1995 and June 30, 1996 (Unaudited)                          F-3

Consolidated Statements of Income for the Years Ended
September 30, 1993, 1994 and 1995 and for the Thirty-Nine
Weeks Ended July 2, 1995 and June 30, 1996 (Unaudited)               F-4

Consolidated Statements of Stockholders' Investment for the
Years Ended September 30, 1993, 1994 and 1995 and for the Thirty-
Nine Weeks Ended June 30, 1996 (Unaudited)                           F-5

Consolidated Statements of Cash Flows for the Years
Ended September 30, 1993, 1994 and 1995 and for the Thirty-Nine
Weeks Ended July 2, 1995 and June 30, 1996 (Unaudited)               F-6

Notes to Consolidated Financial Statements                           F-7


               [LETTERHEAD OF ARTHUR ANDERSEN LLP APPEARS HERE]

                     Report of Independent Public Accountants



To Benthos, Inc.:

We have audited the accompanying consolidated balance sheets of Benthos, Inc. (a Massachusetts corporation) and subsidiary as of September 30, 1994 and 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benthos, Inc. and subsidiary as of September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
October 24, 1995
 (Except for the matter
  discussed in Note 8,
  as to which the date
  is December 16, 1996.)

                          BENTHOS, INC. AND SUBSIDIARY

                          Consolidated Balance Sheets

                                    ASSETS


                                                                                    September 30,            June 30,
                                                                                1994            1995           1996
                                                                                                            (Unaudited)
Current Assets:
  Cash and cash equivalents                                                 $  189,623      $   17,461      $  958,630
  Accounts receivable, less reserves of approximately $50,000, $71,000 and $140,000 at September 30, 1994 and 1995 and June 30, 1996,
     respectively                                                              701,739         996,299       1,094,047
  Inventories                                                                3,198,514       3,303,156       3,865,089
  Prepaid expenses                                                              65,202          65,009         211,788
  Deferred tax asset                                                           229,500         285,000         285,000
                                                                            ----------      ----------      ----------

         Total current assets                                                4,384,578       4,666,925       6,414,554
                                                                            ----------      ----------      ----------

Property, Plant and Equipment, at cost:
  Land                                                                         127,339         127,339         127,339
  Buildings and improvements                                                 1,737,336       1,868,548       1,878,043
  Equipment and fixtures                                                     1,790,934       1,969,007       2,106,314
  Demonstration equipment                                                      326,326         326,326         326,326
                                                                            ----------      ----------      ----------
                                                                             3,981,935       4,291,220       4,438,022

  Less-Accumulated depreciation                                              2,448,298       2,797,798       3,045,298
                                                                            ----------      ----------      ----------
                                                                             1,533,637       1,493,422       1,392,724
                                                                            ----------      ----------      ----------

Other Assets                                                                   202,187         223,775         247,005
                                                                            ----------      ----------      ----------

                                                                            $6,120,402      $6,384,122      $8,054,283
                                                                            ==========      ==========      ==========



                   LIABILITIES AND STOCKHOLDERS' INVESTMENT


Current Liabilities:
  Demand note payable                                                       $        -      $  275,000      $        -
  Current maturities of long-term debt                                          30,908          41,628          44,143
  Accounts payable                                                             466,849         390,238         665,455
  Accrued expenses                                                             557,698         425,717       1,136,818
  Customer deposits                                                             50,284         329,473         413,526
                                                                            ----------      ----------      ----------

        Total current liabilities                                            1,105,739      1,462,056       2,259,942
                                                                            ----------     ----------      ----------

Long-Term Debt, net of current maturities                                      902,651        868,658         841,251
                                                                            ----------     ----------      ----------

Commitments (Note 8)

Stockholders' Investment:
 Common stock, $.0667 par value--
   Authorized-2,500,000 shares
   Issued-981,785 shares at September 30, 1994 and 1995 and
   991,785 shares at June 30, 1996                                             65,482          65,482          66,149
 Capital in excess of par value                                               636,274         636,274         663,107
 Retained earnings                                                          4,002,592       4,164,399       5,121,929
Treasury stock, at cost                                                      (592,336)       (812,747)       (898,095)
                                                                           ----------      ----------      ----------

        Total stockholders' investment                                      4,112,012       4,053,408       4,953,090
                                                                           ----------      ----------      ----------
                                                                           $6,120,402      $6,384,122      $8,054,283
                                                                           ==========      ==========      ==========

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                          BENTHOS, INC. AND SUBSIDIARY

                       Consolidated Statements of Income



                                                                                       THIRTY-NINE WEEKS ENDED
                                              YEAR ENDED SEPTEMBER 30,                JULY 2,           JUNE 30,
                                        1993            1994            1995           1995              1996
                                                                                             (Unaudited)
Net Sales                           $10,638,553      $9,505,911      $8,014,416      $6,195,857       $8,874,204

Cost of Sales                         5,728,698       4,814,680       4,033,704       2,976,977        3,988,587
                                    -----------      ----------      ----------      ----------       ----------

        Gross profit                  4,909,855       4,691,231       3,980,712       3,218,880        4,885,617

Selling, General and
Administrative Expenses               3,418,393       3,415,025       3,009,931       2,325,542        2,888,844

Research and Development Expenses       863,194         914,188         597,798         430,500          441,301
                                    -----------      ----------      ----------      ----------       ----------

        Income from operations          628,268         362,018         372,983         462,838        1,555,472

Interest Income                              13             830             616             587            1,734

Interest Expense                        (86,131)        (90,823)       (125,792)        (97,244)         (83,676)
                                    -----------      ----------      ----------      ----------       ----------

Income before provision for
income taxes                            542,150         272,025         247,807         366,181        1,473,530

Provision for Income Taxes              175,000          67,000          86,000         128,000          516,000
                                    -----------      ----------      ----------      ----------       ----------

        Net income                  $   367,150      $  205,025       $ 161,807       $ 238,181        $ 957,530
                                    ===========      ==========       =========       =========        =========

Net Income Per Common
and Common Equivalent Share                $.41            $.24            $.18            $.27            $1.09
                                           ====            ====            ====            ====            =====

Weighted Average Common and Com-
mon Equivalent Shares Outstanding       892,366         871,411         890,111         883,109          876,291
                                        =======         =======         =======         =======          =======

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                         BENTHOS, INC. AND SUBSIDIARY

              Consolidated Statements of Stockholders' Investment

                                 COMMON STOCK        CAPITAL IN                       TREASURY STOCK, AT COST          TOTAL
                                NUMBER   $.0667      EXCESS OF    RETAINED EARNINGS           NUMBER               STOCKHOLDERS'
                             OF SHARES  PAR VALUE    PAR VALUE                          OF SHARES   AMOUNT          INVESTMENT

Balance, September 30, 1992    981,785     $65,482     $641,115          $3,430,417    117,258      $(603,407)          $3,533,607

   Sale of treasury stock            -           -       (3,081)                  -     (2,378)        12,237                9,156

   Purchase of treasury
    stock                            -           -            -                   -        744         (2,864)              (2,864)

   Net income                        -           -            -             367,150          -              -              367,150
                             ---------  ----------     --------          ----------    -------      ---------           ----------

Balance, September 30,
 1993                          981,785      65,482      638,034           3,797,567    115,624       (594,034)           3,907,049

   Sale of treasury stock            -           -       (1,760)                  -     (3,273)        16,818               15,058

   Purchase of treasury
    stock                            -           -            -                   -      3,289        (15,120)             (15,120)

   Net income                        -           -            -             205,025          -              -              205,025
                             ---------  ----------     --------          ----------    -------      ---------           ----------

Balance, September 30, 1994    981,785      65,482      636,274           4,002,592    115,640       (592,336)           4,112,012

   Purchase of treasury
    stock                            -           -            -                   -     72,786       (220,411)            (220,411)

   Net income                        -           -            -             161,807          -              -              161,807
                             ---------  ----------     --------          ----------    -------      ---------           ----------

Balance, September 30, 1995    981,785      65,482      636,274           4,164,399    188,426       (812,747)           4,053,408

   Sale of treasury stock
    (unaudited)                      -           -            -                   -     (1,496)         6,884                6,884

   Purchase of treasury
    stock (unaudited)                -           -            -                   -     13,295        (92,232)             (92,232)

   Exercise of stock
    options (unaudited)         10,000         667       26,833                   -          -              -               27,500

   Net income (unaudited)            -           -            -             957,530          -              -              957,530
                             ---------  ----------     --------          ----------    -------      ---------           ----------
Balance, June 30, 1996
 (Unaudited)                   991,785     $66,149     $663,107          $5,121,929    200,225      $(898,095)          $4,953,090
                             =========  ==========     ========          ==========    =======      =========           ==========

The accompanying notes are an integral part of these consolidated financial statements.

                          BENTHOS, INC. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                                                                                                  THIRTY-NINE WEEKS ENDED
                                                             YEAR ENDED SEPTEMBER 30,             JULY 2,        JUNE 30,
                                                     1993              1994           1995         1995            1996
                                                                                                        (Unaudited)

Cash Flows from Operating Activities:
  Net income                                     $ 367,150         $ 205,025     $ 161,807     $ 238,181       $ 957,530
  Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities--
    Depreciation and amortization                  445,920           340,522       362,340       266,529         258,146
    Deferred income taxes                         (145,000)         (125,000)      (48,000)            -               -
    Changes in assets and liabilities--
      Accounts receivable                          170,865           616,592      (294,560)     (568,304)        (97,748)
      Inventories                                 (414,075)         (372,622)     (104,642)     (288,376)       (561,933)
      Prepaid expenses                             (39,875)           30,951           193        29,039        (146,779)
      Accounts payable and accrued expenses        469,806          (144,170)     (208,592)      208,778         986,318
      Customer deposits                                  -            50,284       279,189        48,621          84,053
                                                 ---------         ---------     ---------     ---------      ----------

             Net cash provided by (used
             in) operating activities              854,791           601,582       147,735      (65,532)       1,479,587
                                                 ---------         ---------     ---------     --------       ----------

Cash Flows from Investing Activities:
 Purchase of property, plant and
  equipment                                       (425,995)         (225,990)     (295,011)    (275,962)        (146,802)
Increase in other assets                           (24,577)          (52,416)      (41,928)     (26,754)         (33,876)
                                                 ---------         ---------     ---------     --------       ----------

             Net cash used in investing
             activities                           (450,572)         (278,406)     (336,939)    (302,716)        (180,678)
                                                 ---------         ---------     ---------     ---------      ----------

Cash Flows from Financing Activities:
 Purchase of treasury stock                         (2,864)          (15,120)     (220,411)    (220,411)        (92,232)
 Sale of treasury stock                              9,156            15,058             -            -           6,884
 Exercise of stock options                               -                 -             -            -          27,500
 (Decrease) increase in demand note payable       (260,000)         (150,000)      275,000      450,000        (275,000)
 Payments on long-term debt, net                  (150,996)          (32,877)      (37,547)     (22,915)        (24,892)
                                                 ---------         ---------     ---------     ---------      ----------

              Net cash (used in) provided
              by financing activities             (404,704)         (182,939)       17,042      206,674        (357,740)


Net (Decrease) Increase in Cash and
Cash Equivalents                                      (485)          140,237      (172,162)    (161,574)        941,169

Cash and Cash Equivalents, beginning
of period                                           49,871            49,386       189,623      189,623          17,461
                                                 ---------         ---------     ---------     ---------      ---------

Cash and Cash Equivalents, end of period         $ 49,386          $ 189,623      $ 17,461     $ 28,049       $ 958,630
                                                 ========          =========      ========     ========       =========

Supplemental Disclosure of Cash Flow
Information:
  Interest paid during the period                $ 86,129          $  90,823      $125,791     $ 96,678       $  83,676
                                                 ========          =========      ========     ========       =========
Income taxes paid during the period              $ 93,012          $ 186,356      $158,885     $131,569       $ 235,337
                                                 ========          =========      ========     ========       =========

Supplemental Disclosure of Noncash
Investing and Financing Activities:
  Equipment acquired under capital lease
  obligations                                    $ 29,995          $       -      $ 14,274     $ 14,274       $       -
                                                 ========          =========      ========     ========       =========

                    The accompanying notes are an integral
               part of these consolidated financial statements.

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)



(1)  Operations and Significant Accounting Policies

     Benthos, Inc. (the Company) designs, manufactures, sells and services oceanographic and robotic equipment for underwater exploration, research and defense, and electronic inspection equipment for the automated assessment of the seal integrity of consumer food, beverage, pharmaceutical and chemical containers. The Company's marketplaces are located throughout the world.

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying consolidated financial statements.

     (a)  Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Benthos International Inc., a foreign sales corporation. All material intercompany transactions and balances have been eliminated in consolidation.

     (b)  Management Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents

          The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

     (d)  Inventories

          Inventories are stated at the lower of cost (first-in, first-out) or market. Work-in-process and finished goods inventories include materials, labor and overhead. Inventories consist of the following at September 30, 1994, 1995 and June 30, 1996:


                                              1994         1995          1996

                Raw materials             $  182,286    $  216,200   $  223,174
                Work-in-process            2,435,091     2,575,713    3,012,255
                Finished goods               581,137       511,243      629,660
                                          ----------    ----------   ----------
                                          $3,198,514    $3,303,156   $3,865,089
                                          ==========    ==========   ==========

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)

(1) Operations and Significant Accounting Policies (Continued)

    (e)  Depreciation and Amortization

         The Company provides for depreciation and amortization using the straight-line and declining-balance methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

                                                                     ESTIMATED
                             ASSETS CLASSIFICATION                  USEFUL LIFE
                          Buildings and improvements                15-33 Years
                          Equipment and fixtures                      3-8 Years
                          Demonstration equipment                       5 Years

    (f)  Intangible Assets

         The Company assesses the realizability of intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

    (g)  Revenue Recognition and Warranty Costs

         The Company recognizes product revenue upon shipment. Amounts received from customers for future delivery are shown as customer deposits in the accompanying balance sheets. The Company has not provided for any warranty reserves, as warranty costs incurred by the Company have been insignificant.

    (h)  Net Income Per Share

         Net income per share is based on the weighted average number of common and common equivalent shares outstanding during each year. Common equivalent shares include outstanding stock options to the extent dilutive using the treasury stock method.

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)

(1)  Operations and Significant Accounting Policies (Continued)

     (i)  Interim Financial Statements

          The accompanying consolidated balance sheet as of June 30, 1996, the consolidated statements of operations and cash flows for the thirty-nine weeks ended July 2, 1995 and June 30, 1996, and the consolidated statement of stockholders' investment for the thirty-nine weeks ended June 30, 1996 are unaudited, but in the opinion of management have been prepared on a basis substantially consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results of these interim periods. The results of the thirty-nine weeks ended June 30, 1996 are not necessarily indicative of the results to be expected for the year ending September 30, 1996.

     (j)  New Accounting Standard

          In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the financial statements using the fair-value-based method beginning in the year ending September 30, 1997, with comparable disclosures for the year ended September 30, 1996. The Company has not determined the impact of these pro forma adjustments.

     (k)  Reclassifications

          The Company has reclassified certain prior year information to conform with the current year's presentation.

     (l)  Financial Instruments

          The estimated fair value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable and current/long-term debt, approximate their carrying value.

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)

(2)  Accrued Expenses

     Accrued expenses consist of the following at September 30, 1994, 1995 and June 30, 1996:

                                                                         1994             1995             1996
                                 Accrued commission                    $ 104,344        $ 85,013        $  134,076
                                 Accrued vacation                         93,176          83,370            92,370
                                 Accrued income taxes                     97,716          68,071           347,124
                                 Accrued 401(k)/ESOP                      30,000          28,000           163,700
                                 Other accrued expenses                  232,462         161,263           399,548
                                                                       ---------        --------        ----------
                                                                       $ 557,698        $425,717        $1,136,818
                                                                       =========        ========        ==========

(3)  Long-Term Debt

     Long-term debt consists of the following at September 30, 1994, 1995 and June 30, 1996:

                                                                                    1994         1995      1996

         Mortgage note payable to a bank in monthly payments of principal and interest of $9,085 through June 2004, with the balance due in July 2004, interest at 9.25%.  The note is secured by land and buildings.  The Company is required to maintain certain
         covenants, including debt service coverage, as defined                  $908,421    $882,337     $861,137

         Obligations under capital leases                                          25,138      27,949       24,257
                                                                                 --------    --------     --------
                                                                                  933,559     910,286      885,394

         Less-Current maturities of long-term debt                                 30,908      41,628       44,143
                                                                                 --------    --------     --------

                                                                                 $902,651    $868,658     $841,251
                                                                                 ========    ========     ========


The following table summarizes principal payments required on all long-term debt as of September 30, 1995:


                     FISCAL YEAR             AMOUNT
                     1996                   $ 41,628
                     1997                     37,556
                     1998                     42,259
                     1999                     37,365
                     2000                     40,972
                     Thereafter              710,506
                                            --------

                                            $910,286
                                            ========

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)

(4)  Demand Note Payable

     As of June 30, 1996, the Company has a $1,500,000 unsecured line of credit with a bank. The Company had $275,000 outstanding under this line of credit at September 30, 1995. There were no amounts outstanding under this line of credit at June 30, 1996. Borrowings under this agreement are payable on demand and bear interest at the bank's prime rate (8.25% at June 30, 1996). The Company is required to maintain certain minimum ratios of liquidity and debt to equity.

(5)  Income Taxes

     The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences reverse.

     The components of the provision for income taxes for each of the three years in the period ended September 30, 1995 were as follows:


                                     1993           1994          1995

               Federal--
                  Current         $ 270,000     $ 157,000      $ 210,000
                  Deferred         (135,000)     (100,000)      (147,000)
                                  ---------     ---------      ---------

                                    135,000        57,000         63,000
                                  ---------     ---------      ---------
              State--
                  Current            50,000        35,000         55,000
                  Deferred          (10,000)      (25,000)       (32,000)
                                  ---------     ---------      ---------

                                    40,000         10,000         23,000
                                  ---------     ---------      ---------

                                  $175,000      $ 67,000       $  86,000
                                  ========      ========       =========

     The Company's effective tax rate differed from the statutory rate for the reasons set forth below:

                                                                            1993        1994      1995

                Federal statutory rate                                      34.0 %      34.0 %    34.0  %
                State income taxes, net of federal tax benefit               6.3         2.4       1.8
                R&D credit                                                  (7.1)       (9.4)        -
                Tax benefit of foreign sales corporation                    (2.5)       (3.6)     (2.8)
                Other                                                        1.6         1.2       1.7
                                                                            ----        ----      ----
                         Effective tax rate                                 32.3 %      24.6 %    34.7 %
                                                                            ====        ====      ====

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)



(5)  Income Taxes (Continued)

     The components of the net deferred tax asset recognized in the accompanying consolidated balance sheets are as follows:

                                                         1994         1995

        Deferred tax assets are primarily the
        result of temporary differences, includ-
        ing nondeductible reserves and accruals       $ 296,000    $ 486,000

        Valuation allowance                             (26,000)    (168,000)
                                                      ---------    ---------

               Net deferred tax asset                 $ 270,000    $ 318,000
                                                      =========    =========

     Due to the uncertainty surrounding the timing of the realization of the benefits of certain of its favorable tax attributes in future tax returns, the Company has placed valuation allowances of approximately $26,000 and $168,000 as of September 30, 1994 and 1995, respectively, against its otherwise recognizable net deferred tax assets. At September 30, 1994 and 1995, $40,500 and $33,000, respectively, of the deferred tax asset were classified as long-term and included in other assets.

(6)  Employee Benefit Plans

     (a)  Stock Option Plans

          The Company has granted to certain directors and an outside consultant nonqualified stock options to purchase shares of the Company's common stock at a price not less than the fair market value of the shares at the date of grant. The options are exercisable ratably over a three-year period, commencing one year from the date of grant, and expire not more than five years from the date of grant. At September 30, 1995, 65,000 shares of common stock were reserved for issuance upon exercise of the nonqualified stock options that expire on or before July 1996. At September 30, 1995, 10,000 shares were available for grant.

          In January 1990, the Company adopted the 1990 Stock Option Plan (the 1990 Plan), pursuant to which 200,000 shares of the Company's common stock were reserved for issuance. The 1990 Plan is administered by the Board of Directors and provides for the granting of incentive stock options and nonqualified stock options. The options are exercisable ratably over a four-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. The purchase price applicable to incentive stock options granted may not be less than the fair market value as of the date of grant. At September 30, 1995, 130,000 shares were available for grant.

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)



(6)  Employee Benefit Plans (Continued)

     (a)  Stock Option Plans (Continued)

          Stock option activity is summarized as follows:

                                                      INCENTIVE STOCK OPTIONS           NONQUALIFIED STOCK OPTIONS
                                                    NUMBER                            NUMBER
                                                    OF SHARES     PRICE RANGE         OF SHARES        PRICE RANGE

            Outstanding, September 30, 1992          106,450      $2.31-$2.63          65,000          $2.75-$4.25
             Granted                                       -                -          30,000           2.88- 3.13
             Terminated                              (50,950)      2.31- 2.63         (40,000)          2.75- 4.25
                                                     -------      -----------         -------          ------------

            Outstanding, September 30, 1993           55,500         2.63              55,000           2.75- 3.38
             Granted                                  77,000         3.06                   -                    -
                                                     -------      -----------         -------          -------------

            Outstanding, September 30, 1994          132,500       2.63- 3.06          55,000           2.75- 3.38
             Granted                                       -                -          15,000              2.63
             Terminated                              (62,500)      2.63- 3.06         (15,000)             3.28
                                                     -------      -----------         -------          -------------

            Outstanding, September 30, 1995           70,000       2.63- 3.06          55,000           2.63- 2.88
             Granted                                  59,500          6.50                  -                    -
             Terminated                              (15,000)         3.06                  -                    -
             Exercised                                     -                -         (10,000)             2.75
                                                     -------      -----------         -------          -------------

            Outstanding, June 30, 1996               114,500      $2.63-$6.50          45,000          $2.63- $ 2.88
                                                     =======      ===========         =======          =============

            Exercisable, June 30, 1996                30,000      $2.63-$3.06          35,000          $2.25-$ 2.88
                                                     =======      ===========         =======          =============

     (b)  Employee Stock Ownership Plan

          The Company has an Employee Stock Ownership Plan (ESOP) for substantially all employees. Contributions to the ESOP are made at the discretion of the Board of Directors, provided that the total amount contributed for any ESOP year does not exceed the maximum amount allowable by the Internal Revenue Code. Amounts allocated to a participant's account vest ratably over five years based on years of completed service, as defined. The accompanying consolidated statements of income for the years ended September 30, 1993, 1994, 1995 and for the thirty-nine weeks ended June 30, 1996 include provisions for contributions to the ESOP of approximately $15,000, $8,000, $7,000 and $40,925, respectively. There was no provision for contributions to the ESOP for the thirty-nine weeks ended July 2, 1995.

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)


(6)  Employee Benefit Plans (Continued)

     (c)  401(k) Retirement Plan

          The Company maintains a 401(k) Retirement Plan covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board of Directors in an amount determined by the Board. These contributions vest to a participant's account ratably over five years based on years of credited employment, as defined. Additionally, each participant may elect to contribute up to 20% of their compensation for the plan year, but not more than $9,240 (for fiscal 1995), to the plan. The accompanying consolidated statements of income for the years ended September 30, 1993, 1994, 1995 and for the thirty-nine weeks ended June 30, 1996 include provisions for contributions to the plan of approximately $45,000, $22,000, $21,000 and $122,775, respectively. There was no provision for contributions to the Plan for the thirty-nine weeks ended July 2, 1995.

     (d)  Supplemental Executive Retirement Plan

          The Company has a Supplemental Executive Retirement Plan (SERP) for the benefit of certain management and highly compensated executive employees. Under the SERP, participants may elect to defer a portion of their compensation paid by the Company for supplemental retirement benefits. The Company also established the Supplemental Executive Retirement Trust (the Trust Fund) and shall regularly transfer to the Trust Fund amounts equal to the elective deferrals made by participants under the SERP. No such elective deferrals have been made by participants as of June 30, 1996.

(7)  Export Sales Information

     Export sales primarily to Europe and Asia were approximately $4,211,000, $3,768,000 and $3,699,000 in 1993, 1994 and 1995, respectively, and approximately $2,960,000 and $4,986,000 for the thirty-nine weeks ended July 2, 1995 and June 30, 1996, respectively.

(8)  Employment and Noncompetition Agreement

     The Company has an employment and noncompetition agreement, as amended, with an officer/stockholder. In connection with the employment agreement, the Company has agreed to provide a $1,500,000 split dollar life insurance policy on the officer/stockholder's life. At the officer/stockholder's request, the Company is obligated to repurchase from the officer/stockholder the

                          BENTHOS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                (Including Data Applicable to Unaudited Periods)

                                  (Continued)


(8)  Employment and Noncompetition Agreement (Continued)

     number of shares that are contributed to or purchased by the Company's ESOP each year. The Company also has the right of first refusal on any future sales of common stock by the officer/stockholder at fair market value. In addition, a change in the control of the Company, as defined, will result in certain payments to the officer/stockholder, as outlined under the employment agreement.

     Compensation expense of approximately $81,000, $85,000 and $85,000 related to this agreement is included in the accompanying 1993, 1994 and 1995 consolidated statements of income, respectively, and $64,376 and $93,882 for the thirty-nine weeks ended July 2, 1995 and June 30, 1996, respectively.

(9)  Industry Segment Information

     The Company operates in two industry segments-undersea systems and container inspected systems. Information with respect to industry segments are set forth as follows:

                                                              YEARS ENDED SEPTEMBER 30,
                                                           1993          1994        1995
       Sales to unaffiliated customers--
         Undersea systems                              $ 8,577,000   $ 6,435,000  $4,371,000
         Container inspection systems                    2,062,000     3,071,000   3,643,000
                                                       -----------   -----------  ----------

               Total                                   $10,639,000   $ 9,506,000  $8,014,000
                                                       ===========   ===========  ==========

       Income from operations--
         Undersea systems                              $   508,000   $  (134,000) $ (285,000)
         Container inspection systems                      120,000       496,000     658,000
                                                       -----------   -----------  ----------

               Total                                   $   628,000   $   362,000  $  373,000
                                                       ===========   ===========  ==========
       Identifiable assets--
         Undersea systems                                            $ 4,343,000  $3,820,000
         Container inspection systems                                  1,090,000   1,973,000
         Corporate assets                                                687,000     591,000
                                                                     -----------  ----------
               Total                                                 $ 6,120,000  $6,384,000
                                                                     ===========  ==========


                                 EXHIBIT INDEX

Exhibit
 3.1        Restated Articles of Organization

 3.2        By-Laws

 4.1        Common Stock Certificate

10.1        Employment Contract with Samuel O. Raymond

10.2        Employment Contract with John L. Coughlin

10.3        Employee Stock Ownership Plan

10.4        401(k) Retirement Plan

10.5        Supplemental Executive Retirement Plan

10.6        1990 Stock Option Plan

10.7        Stock Option Plan for Non-Employee Directors

10.8        License Agreement between the Company and The
            Penn State Research Foundation dated
            December 13, 1993

10.9        Technical Consultancy Agreement between the
            Company and William D. McElroy dated
            July 12, 1994

10.10 General Release and Settlement Agreement between the Company and Lawrence W. Gray dated February 8, 1996

10.11       Line of Credit Loan Agreement between the
            Company and Cape Cod Bank and Trust Company dated September 24, 1990, as amended

10.12       Commercial Mortgage Loan Extension and
            Modification Agreement between the Company and Cape Cod Bank and Trust Company, dated
            July 6, 1994

11          Computation of Earnings Per Share

21          Subsidiaries of the Registrant

23          Consent of Independent Public Accountants

27          Financial Data Schedule